# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

## FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER
## PURSUANT TO RULE 13a-16 OR 15d-16 OF
## THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 18, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F <u>X</u>**          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __          **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __          **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __          **No <u>X</u>**

Enclosure: Press release:  **ANGLOGOLD ASHANTI LIMITED PROVIDES YEAR-END 2020 UPDATE ON BUSINESS AND STRATEGIC MATTERS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

# NEWS RELEASE

**AngloGold Ashanti Provides Year-End 2020 Update on Business and Strategic Matters**

<u>Highlights</u>

- On track to meet cost and production guidance for 2020 for the eighth consecutive year
- Significant progress on delivering our strategy to be a leading global gold mining company, with 10 producing assets across a high quality, geographically diverse portfolio
- Completed sale of the South African assets and progressed Phase 2 of the redevelopment of Obuasi to 82% complete – currently on-time and on-budget
- Strong progress to increase life-of-mine, improve development and increase reserves net of depletion across the portfolio
- Strong balance sheet with lowest gearing in almost a decade, ample liquidity and an improved maturity and cost profile
- FY 2020 free cash flow generation will be the strongest in almost a decade, with shareholders benefitting from doubling the dividend pay-out ratio
- Scope 2 GHG emissions to fall 45% after sale of South Africa assets; new Climate Strategy and emission targets expected in H2 2021
- Non-executive Director, Maria Ramos appointed as Chairman of AngloGold Ashanti
- CEO search process in progress, with Board considering internal and external candidates
- Capital Markets Day planned for Q1 2021 to showcase significant potential that exists within portfolio

(JOHANNESBURG) – AngloGold Ashanti Interim Chief Executive Officer Christine Ramon has affirmed that the Company is on track to meet its cost and production guidance for 2020, given a strong operating performance from its key assets.

The Company's guidance was initially withdrawn in March this year due to the uncertainty created by the COVID-19 pandemic. Revised guidance was issued on 21 September 2020, pegging production for the year between 3.03Moz and 3.10Moz, and all-in sustaining costs between $1,060/oz and $1,120/oz.

*"Our operations have done an exceptional job keeping people and communities safe through the challenges posed by the COVID-19 pandemic, while delivering on production and keeping costs down," Ramon said. "This was possible due to our work over the year to deliver on our strategic objectives and optimising the portfolio to focus on quality assets in target jurisdictions. We're expecting our strongest free cash flow performance in nearly a decade. Given the momentum we've built, I'm excited about the year ahead as we continue to execute on our organic growth plans, including adding more low cost ounces through our focused Ore*

*Reserve investment programme, ongoing brownfields development, and two potential new greenfield projects in Colombia."*

AngloGold Ashanti maintains a prudent approach to long-term mine planning, using a $1,200/oz gold price for its Ore Reserve calculations in 2020. Fuller detail of the significant potential that exists within the portfolio and the vision for each site will be provided at the Capital Markets Day planned for the first quarter of next year, along with cost, capital and production guidance for 2021 and 2022, and indicative cost, capital and production profiles for the next five years. This will illustrate the exciting long-term potential of the portfolio.

<u>Strong Balance Sheet</u>

AngloGold Ashanti has strengthened its balance sheet by reducing borrowings, increasing liquidity and extending the average maturity of its debt by issuing a $700m, 10-year bond at a coupon of 3.75%, the lowest it has ever achieved.

The Company is on track to build on the robust free cash flow of $516m in the first nine months of the year and is expected to post its strongest annual free cash flow performance in almost a decade. Last month, the Company announced that it will double its pay-out ratio to 20% of free cash flow, before accounting for growth capital expenditure.

This combination will underpin a sharply higher dividend payment year-on-year.

Improving direct returns to shareholders on a sustainable basis is central to AngloGold Ashanti's capital allocation framework and a key strategic priority for the Company. Adjusted net debt is expected to fall further by year-end after already declining by nearly half to $875m, in the nine months through to 30 September 2020. The ratio of Adjusted net debt: Adjusted EBITDA is expected to end the year below its September levels of 0.36 times, well below the Company's target of one times through the cycle, and amongst the lowest of its global gold peers. This provides the Company with the financial wherewithal to actively evaluate all options that seek to enhance shareholder value.

<u>Portfolio Upgrades</u>

The development of Ore Reserves is key to the long-term success and sustainability of AngloGold Ashanti, and the Company is committed to enhance operating flexibility and extend the lives of its existing mines by converting its Mineral Resources into better defined Ore Reserves. This focused investment programme, now in its first year, is expected to add ounces net of those it depleted through production in 2020 and positions the Company to continuously replace Ore Reserves. During 2020, the Company is projected to spend $140m on its exploration activities.

*"Investment in Ore Reserve replacement and improved development is a high-return, low-risk vital use of capital and is a key part of our strategy,"* Ramon said. *"We are able to leverage off our existing operating footprints, ore body knowledge and skills base which increases the chances of success."*

The Company continues to see significant geological potential in Tanzania, at its **Geita mine**, where the Nyamulilima deposit, close to its recently depleted Nyankanga open pit, will likely add new Ore Reserves this year, with more to come in the following year. The team on site is working to bring the deposit, a near-surface source of oxide ore, into production in late 2021 to supplement growing production from the underground mine.

*"The emerging potential at the Nyamulilima deposit, coupled with the solid progress being made in advancing the development from our three underground mining fronts, will ensure*

*Geita remains a tier one asset for many years to come,"* said Sicelo Ntuli, AngloGold Ashanti's COO: Africa. *"We have 22 drill rigs working on site at the moment, and we're very encouraged by the results."*

Elsewhere in Africa, the Company is doing necessary preparatory work, including construction of a haul road, to bring the higher-grade Block 2 deposit at **Siguiri mine**, in Guinea, into production. At **Iduapriem** in Ghana, Cut 7 and Cut 8 waste-stripping which began in recent months is making good progress and will extend through next year, extending mine life to almost a decade. Preliminary work has also started on a new tailing's facility, to support the longer mine life.

Additional Ore Reserves are expected to be added – net of depletion – at Siguiri, in Guinea; at Obuasi, in Ghana; at AGA Mineração, in Brazil; and at Sunrise Dam, in Australia, where the discovery of the new Frankie ore body and the known Carey Shear underground ore body, adjacent to current working areas, are yielding new ounces.

*"Sunrise Dam is a great example of how our focus on scaling-up development and adding Ore Reserves will improve mining flexibility and increase life,"* said Ludwig Eybers, AngloGold Ashanti's COO: International. *"We're making progress in creating this virtuous circle across our portfolio."*

The **Obuasi Redevelopment Project**, which sits atop a 31Moz Obuasi Mineral Resource, remains on budget and on track to ramp up to a steady-state mining rate of 4,000 tonnes a day. The mine is expected to reach its full production rate in the second half of 2021. The plan remains for the mine to produce an average of 350,000oz to 400,000oz of gold a year, at an all-in sustaining cost of $800/oz to $850/oz, which is lower than the Company's average cost of production, and in the lower half of the industry cost curve. In the second decade of its life, both costs and production will improve further from these levels, as mining fronts reach higher grade parts of the ore body.

*"Obuasi will be a world class, high-margin asset for AngloGold Ashanti for well over 20 years,"* said Graham Ehm, AngloGold Ashanti's Executive Vice President: Group Planning & Technical. *"It's a cornerstone asset for us and we're focused on bringing it into full production in the months ahead."*

The Company intends to make investment decisions on its two Colombian projects in the coming year, namely its wholly owned **Minera Cobre Quebradona** copper-gold project and the **Gramalote** joint venture (50:50) with operator B2Gold. These approvals are likely to be sought in 2021. Once in production, these projects will further improve the cost and life-of-mine profile of AngloGold Ashanti's portfolio.

*"There is excellent progress being made on both projects,"* Ramon said. *"As we look to their development, we are focused on ensuring affordability, further de-risking the development of these projects, even at much lower commodity prices. Quebradona takes AGA into the copper business, adding an exciting commodity essential for renewable energy and electric vehicle technologies, amongst others, as the world moves towards decarbonisation and lowering emissions in the face of climate change*."

Commitment to Responsible Mining

Sustainability remains at the foundation of AngloGold Ashanti's strategy. The Company continues to prioritise local procurement at its mines and to prioritise employment from host countries and communities. The Company expects to improve on the $3.3bn in value distributed to host governments and communities in 2019, including $808m in taxes and royalties, $559m in employee salaries, wages and training; and $1.7bn in payments to suppliers and service providers.

*"We're not only focused on being a cleaner, safer company, but also being a more significant contributor to the societies in which we operate,"* said Stewart Bailey, Executive Vice President of Corporate Affairs & Sustainability. *"This is an essential component to strengthening our license to operate."*

The Company will move into 2021 positioned to deliver a significantly smaller carbon footprint than in 2020, with the sale of its South African assets expected to further reduce annual Scope 1 and 2 Greenhouse Gas Emissions of its portfolio by about 45%. In 2008, the Company announced a target of a 30% reduction in its greenhouse gas emissions by 2022 and had already achieved a 43% reduction in carbon intensity of its operations by 2018, due to a number of energy efficiency projects, the sale of certain assets powered by coal-fired electricity, and the use of hydropower at several of its assets – including its Brazil operations – and replacing diesel generators in Australia with natural gas. The Company's projects in Colombia are expected to use power from the national grid, which is backed by hydropower.

The Company is working on a new Climate Strategy, that includes implementation of the recommendations of the Task Force on Climate Related Financial Disclosure. This is expected to be completed around mid-year, while new emission reduction targets are expected before year-end.

AngloGold Ashanti has adapted quickly to the COVID-19 pandemic while doing its part to contribute to the global efforts to stop the spread of the virus and provide public health and economic relief to local communities. Notwithstanding the challenges posed to the business, the pandemic has proven AngloGold Ashanti's social and sustainability capabilities, highlighting the strength of local participation at its global assets, relationships with governments and host communities, and the benefit of its diverse portfolio which supported the business during stoppages. This is all testament to the quality of the people in the business and their commitment to its values.

Leadership Update

**Appointment of Chair**
On 8 December 2020, the Board of AngloGold Ashanti advised that Independent Non-Executive Director Maria Ramos was appointed Chair of the Board. Ms Ramos succeeded Sipho Pityana. The Board noted the significant contribution made by Mr Pityana to the Company since his appointment to the Board in 2007 and his appointment as chair in 2014.

Ms Ramos and the Board of Directors fully endorse the long-term vision and strategic direction of AngloGold Ashanti and are supportive of the excellent work the executive management team is doing to deliver on the short- and long-term operational, financial and strategic priorities of the business.

**CEO Search**
The global search for a CEO is currently underway, with the Board considering both internal and external candidates. The Board is focused on finding a candidate with exemplary leadership skills, who is firmly aligned with the Company's culture and values.

**ENDS**
Johannesburg
18 December 2020

JSE Sponsor: The Standard Bank of South Africa Limited


**CONTACTS**

**Media**

| | | |
|---|---|---|
| **Chris Nthite** | **+27 11 637 6388/ +27 83 301 2481** | cnthite@anglogoldashanti.com |
| **General inquiries** | | media@anglogoldashanti.com |

**Investors**

| | | |
|---|---|---|
| **Sabrina Brockman** | **+1 646 880 4526/ +1 646 379 2555** | sbrockman@anglogoldashanti.com |
| **Yatish Chowthee** | **+27 11 637 6273 / +27 78 364 2080** | yrchowthee@anglogoldashanti.com |
| **Fundisa Mgidi** | **+27 11 637 6763 / +27 82 821 5322** | fmgidi@anglogoldashanti.com |


*Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2019, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.*

*The information contained in this announcement has not been reviewed or reported on by AngloGold Ashanti's external auditors.*

***Non-GAAP financial measures***

*This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.*


Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


AngloGold Ashanti Limited

Date: December 18, 2020


By:     /s/ L MARWICK

Name:   L Marwick

Title:  EVP: General Counsel
        and Interim Company Secretary